Exhibit 16.1

July 23, 2008

Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549-7561

RE:	NewCardio, Inc. File No. 333-149166

Commissioners:

We have read the section, Changes in Certified Accountant (the “Disclosure”) of the registration statement on Form S-1/A No. 4 of NewCardio, Inc. (the “Company”) to be filed on or about July 21, 2008 and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits for the year ended December 31, 2006 and through January 3, 2008, and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements contained therein in the Disclosure regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the Company.

/s/ Li & Company, PC Li & Company, PC